THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                 TO RULE 101(d) OF REGULATION S-T



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                            CalMat Co.
                        (Name of Issuer)


             Common Stock Par Value $1.00 Per Share
                (Title of Class and Securities)


                            131271108
              (CUSIP Number of Class of Securities)



              James E. McKee, Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1435 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       December 21, 1998
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     845,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     845,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     845,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.55%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     411,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     411,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     411,000 (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.73%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gabelli Advisers, Inc.          I.D. No. 13-4008049
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,000  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,000  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
     IA, CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Fund            I.D. No. 13-3246203
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     225,450 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     225,450 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     225,450 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.95%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Limited     I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     45,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     45,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     45,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.19%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli International Limited I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     16,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     16,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Fund, LDC         I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marc J. Gabelli
________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 131271108                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $1.00 par value per share ("Securities"), of CalMat Co. (the "Issuer"), a Delaware corporation, with principal offices located at 3200 San Fernando Road, Los Angeles, California 90065.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Community Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, includ-ing registered investment companies and pension plans, as broker/dealer and as general partner of various private invest-ment partnerships. Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their benefi-cial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli Interna-tional II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc. ("MJG Assocciates"),
Gemini Capital Management Ltd. ("Gemini"), Gabelli Fund, LDC ("LDC"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Marc Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          GAMCO, a wholly-owned subsidiary of GFI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, founda-tions and others.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments.
GSI and Mario Gabelli are the general partners of Gabelli As-
sociates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser registered under the Advisers Act. GFI is an investment adviser which presently provides discretionary advisory services to The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc. and The Gabelli Global Interactive Couch Potato Fund (collectively, the "Funds"), which are registered investment companies.
          Gabelli Advisers, Inc. ("Gabelli Advisers"), a Delaware corporation, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a New York limited partnership, is a limited partnership whose primary business purpose is investing in securities. MJG Associates is the general partner of GPP, and Mario Gabelli is a portfolio manager for GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. MJG Associates is the Investment Manager of GIL. Mario Gabelli is a portfolio manager for GIL and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S.
investors.   MJG Associates is the Investment Manager of GIL II.
Mario Gabelli is a portfolio manager and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communications companies. GSI is a general partner of Multimedia Partners.
       LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Interests are offered to insurance companies which do not conduct any business in the United States and which are licensed where they do business. MJG Associates is the Investment Manager of LDC. Mario Gabelli is a portfolio manager for LDC.
       MJG Associates, a Connecticut corporation, provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
       Gemini is a corporation whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.
       The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, and manufactured pro-ducts. Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System. Spinnaker is a diversified manufacturing firm with major subsidiaries in specialty adhesive-backed materials business. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ven-
tures and acquisitions. Lynch and its affiliates make invest-ments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Mario Gabelli is Chairman of Lynch and beneficially owns approximately 23% of the shares of common stock of Lynch.
          Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons other than Gemini. GFI, in turn, is the sole stockholder of GAMCO. GFI is also the majority stockholder of GSI and the largest shareholders of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.
          The Reporting Persons do not admit that they constitute a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a New York limited partnership having its principal business office at 401 Theodore Fremd Ane., Rye, New York 10580. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. Gemini is a Bermuda corporation with its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. LDC is a corporation organized under the laws of the British Virgin Islands having its pricipal business office at c/o Tremont (Bermuda) Limited, Tremont House, 4 Park Road, Hamilton HM II, Bermuda. The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 401 Theodore Fremd Avenue, Rye, NY 10580. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not specifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating
Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their
Section 15(f) and Section 204A policies and procedures.
     (f) - Reference is made to Schedule I hereto.

Item 3.   Source and Amount of Funds or Other Consideration
          All Reporting Persons used an aggregate of approximate-ly $45,416,848 to purchase the Securities reported as
beneficially owned in Item 5 below.   GAMCO, GFI and Gabelli
Advisers used approximately $11,672,400, $24,872,150 and $61,780, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for
such clients.   Gabelli Associates used approximately $6,932,588
of investing funds of the partnership to purchase the Securities
reported by it.   LDC used approxiamtely $61,780 of working
capital to purchase the Securities reported by it. GIL and GAL used approximately $493,280 and $1,384,650, respectively, of working capital to purchase the Securities reported by them.

Item 4.   Purpose of Transaction
          Each of the Reporting Persons, with the exceptions of Lynch and its affiliates, has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
          The Reporting Persons, with the exceptions of Lynch and its affiliates, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the opera-tions, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend poli-cy.
          Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. How-ever, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the l940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule l7D-l under the l940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
          With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and sharehold-er values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
          Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as benefi-cially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
          Other than as described above or in Item 4(c) below, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the
Schedule 13D.
Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 1,546,450 shares, repre-senting 6.50% of the 23,795,779 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarter ended September 30, 1998. The Reporting Persons beneficially own those Securities as follows:
                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

GFI:
  As Principal                       0                0.00%
  As Agent                     845,000                3.55%

GAMCO:
  As Principal                       0                0.00%
  As Agent                     411,000                1.73%

Gabelli Associates             225,450                0.95%

LDC                              2,000                0.01%

Gabelli Advisers                 2,000                0.01%

GIL                             16,000                0.07%

GAL                             45,000                0.19%

Marc Gabelli                         0                0.00%

Mario Gabelli                        0                0.00%


          Mario Gabelli is deemed to have beneficial ownership of

the Securities owned beneficially by each of the foregoing

persons other than Marc Gabelli. GFI is deemed to have beneficial ownership of the Securities owned beneficially by each

the foregoing persons other than Mario Gabelli and Marc Gabelli.

        (b) Each of the Reporting Persons and Covered Persons has

the sole power to vote or direct the vote and sole power to


dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GFI has sole dispositive and voting power

with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and,

in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (ii) at any time, the

Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli,

Marc Gabelli and GFI is indirect with respect to Securities

beneficially owned directly by other Reporting Persons.

       (c) Information with respect to all transactions in the

Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less,

by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by refer ence.


       (d) The investment advisory clients of GFI, Gabelli

Advisers and GAMCO,the partners of the various partnerships

managed by  Mario Gabelli and GSI (including GPP, Gabelli

Associates, ALCE, and Multimedia Partners to the extent of their economic interest there-in) and the shareholders of GIL and GIL

II which Mario Gabelli manages and GAL which is managed by GSI have the sole right to receive and, subject to the notice,

withdrawal and/or termination provisions of such advisory

contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons.

Except as noted, no such client or partner has an interest by virtue of such relationship that relates to more than 5% of the

Securities.  Neither Mario Gabelli nor GFI nor any of such other

Reporting Persons has an economic interest in any of the

Securities reported herein except those reported as being direct-

ly owned by GFI, GAMCO, Mario Gabelli, Gabelli & Company, GSI,

GIL, GIL II, GAL, GPP, Lynch and its affiliates, the Plan,

Gabelli Associates, ALCE and Multimedia Partners.

      (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer


          The powers of disposition and voting of GFI and GAMCO with respect to Securities owned beneficially by them on behalf of their investment advisory clients, of GLI, Mario Gabelli and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, and of GIL and GAL with respect to Securities owned beneficially by them on behalf of their shareholders, are held pursuant to written agreements with such clients and partnerships. The pertinent portions of forms of such agreements utilized by such Reporting Persons are filed as Exhibits hereto.
Item 7.   Material to be Filed as an Exhibit
          The following Exhibit A is attached hereto. The following Exhibits B, D, E and F are incorporated herein by reference to Exhibits B, D, E and F in Schedule 13D of various Gabelli entities dated June 19, l989 relating to the Common Stock of Lincoln Telecommunications Company. The following Exhibit K is incorporated by reference to Exhibit K in Amendment No. 3 to
Schedule 13D of various Gabelli entities dated January 3, 1989 relating to the Common Stock of Wynn's International. The following Exhibit N is incorporated by reference to Exhibit N to
Schedule 13D of various Gabelli entities dated October 9, 1989 relating to the Common Stock of Graphic Technology, Inc. The following Exhibit BB is incorporated by reference to Exhibit BB in Amendment No. 6 to Schedule 13D of various Gabelli entities dated November 3, 1992 relating to the Common Stock of Hector Communica-tions. The following Exhibit CC is incorporated by reference to Exhibit CC in Amendment No. 10 to Schedule 13D of various Gabelli entities dated November 9, 1992 relating to the Common Stock of The Liberty Corporation. The following Exhibit LL is incorporated by reference to Exhibit LL in the initial Schedule 13D of various Gabelli entities dated June 27, 1995 relating to the Common Stock of Pulitzer Publishing. The following Exhibit RR is incorporated by reference to Exhibit RR in Amendment No. 16 to Schedule 13D of various Gabelli entities dated April 23, 1996 relating to the Common Stock of Aaron Rents, Inc.
          Exhibit A:     Joint Filing Agreement
          Exhibit B:     Pertinent portions of form of investment
                         advisory agreement used by GAMCO Inves-
                         tors, Inc.

          Exhibit D:     Pertinent portions of Gabelli Funds, Inc.
                         advisory agreements.

          Exhibit E:     Pertinent portions of Gabelli Asset Fund
                         and Gabelli Growth Fund voting procedu-
                         res.

          Exhibit F:     Pertinent portions of partnership agree-
                         ments to which Gabelli Associates, GLI
                         and GPP are parties.

          Exhibit K:     Pertinent portions of the Investment
                         Management Agreement of GIL.

          Exhibit N:     Pertinent portions of the Investment
                         Management Agreement of GAL.

          Exhibit BB:    Memorandum of understanding between
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commission
                         (dated November 3, 1992).

          Exhibit CC:    Joint motion for approval of memorandum
                         of understanding filed with FCC by
                          Gabelli Funds, Inc., Mario J. Gabelli
                          and the Federal Communications Commis-
                         sion (dated November 9, 1992).



          Exhibit LL:    Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Joseph H. Epel.

                         Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Robert E. Dolan.

                         Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Mario J. Gabelli.

          Exhibit RR:    Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Marc J. Gabelli.















Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 31, 1998

                                 GABELLI FUNDS, INC.


                                 By:_________________________
                                    James E. McKee
                                    General Counsel


                                 GAMCO INVESTORS, INC.


                                 By:___________________________
                                     Douglas R. Jamieson
                                     Executive Vice President



                                 GABELLI ASSOCIATES FUND



                                 By:___________________________
                                    Gabelli Securities, Inc.,
                                    General Partner
                                    by: James E. McKee
                                        Attorney-in-Fact

                                 GABELLI ADVISERS, INC.



                                 By:__________________________
                                    James E. McKee
                                    Secretary


                                 GABELLI INTERNATIONAL LIMITED



                                 By:____________________________
                                    Mario J. Gabelli, Chairman
                                    by: James E. McKee
                                        Attorney-in-Fact

                                 GABELLI ASSOCIATES LIMITED


                                 By:________________________
                                    Gabelli Securities, Inc.
                                    Investment Manager
                                    by: James E. McKee
                                        Secretary

                                 MARIO J. GABELLI



                                 By:_____________________________
                                    James E. McKee
                                    Attorney-in-Fact


                                 MARC J. GABELLI



                                 By:_____________________________
                                    James E. McKee
                                    Attorney-in-Fact

                                 GABELLI FUND, LDC



                                 By:__________________________
                                    MJG Associates, Inc.
                                    Investment Manager
                                    by: Mario J. Gabelli
                                        President
                                    by: James E. McKee
                                        Attorney-in-Fact

Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman ECRM; Director of
                                   Oak Technology, Inc.; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The Morgan
                                   Group, Inc.; Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            Professor
                                   Payson Center for International
                                   Development Technology Transfer
                                   Tulane University
                                   300 Herbert Lane
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Managing Director

     Matthew R. Gabelli            Vice President-Trading
                                   Gabelli & Company
                                   One Corporate Center
                                   Rye, New York 10580
Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     Stephen G. Bondi              Executive Vice President-Finance
                                   and Adminstration

     Robert S. Zuccaro             Chief Financial Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary
_____________________

     *    Mr. Gabelli is the Chief Executive Officer and Chief
Investment Officer of Gabelli Funds, Inc. and of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief Executive Officer of Lynch Corporation; Director of East/West Communications, Inc.
GAMCO Investors, Inc.

Directors:

     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General Counsel
                                   and Secretary

Gabelli Advisers, Inc.

Directors:

     Bruce N. Alpert
     John D. Gabelli
     Joseph R. Rindler, Jr.

Officers:

     Bruce N. Alpert               Chief Operating Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Secretary


Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358

     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022


     Joseph R. Rindler, Jr.        See above


Officers:

     Stephen G. Bondi              Vice President

     Robert S. Zuccaro             Vice President-Finance

     James E. McKee                Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Stephen G. Bondi              See above

     Donald C. Jenkins             Director of Research

Officers:

     James G. Webster, III         Chairman

     Stephen G. Bondi              Vice President

     Bruce N. Alpert               Vice President-Mutual Funds

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President


Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer



Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies


Gemini Capitial Management Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Funds, Inc.

     Stephen G. Bondi              See Above-Gabelli Funds, Inc.

     Michael A. Salatto            Controller, Gabelli Securities, Inc.

     Michael J. Burns              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda



     Douglas Molyneux              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

Gabelli Fund, LDC

Directors:

     Johann S. Wong                c/o Tremont (Bermuda)
                                   Limited
                                   Tremont House
                                   4 Park Road
                                   Hamilton HM 11, Bermuda

     Peter D. Anderson             Givens Hall Bank & Trust
                                   Genesis Building
                                   P.O. Box 2097
                                   Grand Cayman, Cayman Islands
                                   BWI3459498141

     Karl Otto Pohl                Sal Oppenheim Jr. & Cie
                                   Bockenheimer Landstrasse 20
                                   D-6000 FRANKFURT AM MAIN
                                   Germany

     Anthonie C. van Ekris         See below


Lynch Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10540

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903




     Salvatore Muoio               Principal
                                   S. Muoio & Co., LLC
                                   655 Third Avenue
                                   New York, NY 10017


     John C. Ferrara               Chief Financial Officer
                                   Golden Books Family Entertainment
                                   888 Seventh Avenue
                                   New York, NY 10106


     David C. Mitchell             Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave
                                   Rye, NY 10580


Officers:

     Mario J. Gabelli              Chairman and Chief Executive Officer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201


     Robert E. Dolan               See above Lynch Corporation






     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006


     Frank E. Grzelecki            President
                                   Saugatuck
                                   1 Canterbury Green
                                   Stamford, CT 06901


     Philip W. Colburn             Chairman of the Board
                                   Allen Telecom, Inc.
                                   11611 San Vincente Blvd.
                                   Suite 505
                                   Los Angeles, CA 90049
Officers:

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and Chief Executive Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development

     Craig Jennings                Controller


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     Robert Hladick                See above Entoleter

     Robert P. Wentzel             See above Entoleter


     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880

Officers:

     Robert P. Wentzel             President

     Mark R. Matteson              Vice President

     Robert Hladick                Controller & Secretary

Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer



     John Clay Keen                Route 6
                                   Box 270
                                   Greenville, TX 75401

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Mary J. Carroll               See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

Officers:

     Jack C. Keen                  Chairman and President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer


Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

     Keith S. Anderson             See above-Inter-Community Telephone
                                   Company

     Robert Reff                   See above-Inter-Community Telephone
                                   Company

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 President

     Robert  Reff                  Vice President

     Keith S. Anderson             Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telecommunications Corporation
401 Theodore Fremd Avenue
Rye, NY 10580

Directors:

     Richard A. Kiesling           2801 International Lane
                                   Suite 207
                                   Madison, WI  53740

     Robert E. Dolan               See above-Lynch Corporation



     Robert A. Snyder              See above-Inter-Community
                                   Telephone Company

     Eugene P. Connell             See above-Lynch Corporation

Officers:

     Robert A. Hurwich             Secretary

     Joseph H. Epel                Treasurer and
                                   Assistant Secretary


     Robert E. Dolan               President, Controller, Assistant
                                   Treasurer, and Assistant Secretary

Lynch Telephone Corporation
401 Theodore Fremd Avenue
Rye, NY 10580

Directors:

     Robert E. Dolan               Controller

     Jack W. Keen                  President

     Robert A. Hurwich             See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation



Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller


































                                             SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-CALMAT, INC

          GABELLI INTERNATIONAL LTD
                                11/24/98           14,500            30.8125
                                11/20/98            1,500            30.7500
          GABELLI FUNDS, INC.
               THE GABELLI SMALL CAP GROWTH FUND
                                12/28/98           35,000            30.8631
                                11/09/98            5,000-           26.9616
                                10/26/98            2,000-           24.7617
               THE GABELLI EQUITY TRUST,INC.
                                12/29/98            7,200            30.9010
                                12/28/98           70,000            30.8631
                                12/28/98          100,000            30.9250
                                12/22/98           25,500            30.9005
                                12/21/98           56,400            30.9250
                                12/18/98           51,500            30.9250
                                12/17/98           10,000            30.9250
                                12/16/98           39,400            30.9250
                                12/11/98           15,000            30.8000
                                12/03/98           30,000            30.8000
                                12/01/98           25,000            30.8000
                                11/23/98           60,000            30.8625
                                11/20/98           20,000            30.8625
               THE GABELLI CONVERTIBLE SECURITIES FUND
                                12/17/98           15,000            30.9250
                                12/11/98           10,000            30.8000
                                12/03/98           50,000-           30.8000
                                12/03/98           70,000            30.8000
                                12/01/98           37,600            30.8000
                                11/27/98           12,400            30.8000
                                11/20/98            5,000            30.8625
               THE GABELLI CAPITAL ASSET FUND
                                11/20/98           25,000            30.9250
               THE GABELLI ABC FUND
                                12/01/98           15,000            30.8000
                                11/19/98           15,000            30.8625
                                11/17/98           50,000            30.7375
          GAMCO INVESTORS, INC.
                                11/30/98           14,000-             *DO
                                 5/13/96           25,000-             *DO
                                12/15/98            5,000            30.8125
                                12/14/98            3,500            30.7500








                                                SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-CALMAT, INC

          GAMCO INVESTORS, INC.
                                12/09/98           10,300            30.8125
                                12/09/98            8,000            30.7563
                                12/08/98            1,000-             *DO
                                12/08/98            9,700            30.8125
                                12/07/98            7,500            30.7500
                                12/04/98           15,000            30.7500
                                11/30/98           10,000            30.7500
                                11/25/98           47,400            30.7500
                                11/24/98           10,600            30.7500
                                11/23/98            1,000            30.8125
                                11/23/98           21,500            30.7791
                                11/19/98            5,700            30.8343
                                11/19/98           10,000            30.8750
                                11/19/98           25,000            30.8343
                                11/18/98            2,000            30.6692
                                11/18/98           44,300            30.9196
                                11/18/98            3,000            30.6250
                                11/18/98           19,400            30.9196
                                11/18/98            3,000-           30.6250
                                11/18/98            2,000-           30.6692
                                11/18/98            3,000            30.9375
                                11/17/98           56,600            30.6692
                                11/16/98           20,500            30.6250
                                11/11/98            3,000-           26.3333
                                11/03/98            5,000-           25.4125
                                10/23/98            1,000-           24.5000
                                10/21/98            5,000-           23.5775
          GABELLI ASSOCIATES LTD
                                12/23/98            5,000            30.8735
                                11/27/98           15,000            30.7500
                                11/25/98            5,000            30.7331
                                11/24/98            6,000            30.8000
                                11/17/98           10,000            30.6875
                                11/16/98            4,000            30.6250
          GABELLI ASSOCIATES FUND
                                12/29/98            5,850            30.8750


















                                              SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-CALMAT, INC

          GABELLI ASSOCIATES FUND
                                12/23/98           19,600            30.8735
                                12/03/98           24,550            30.7500
                                12/01/98           45,000            30.7500
                                11/25/98           25,000            30.7331
                                11/24/98           27,000            30.8000
                                11/17/98           40,000            30.6875
                                11/16/98           28,000            30.6250
                                11/16/98           10,450            30.5625
                                12/17/98            1,500            30.9250
                                11/27/98              500            30.8000


























          (1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NY STOCK EXCHANGE.

          (2) PRICE EXCLUDES COMMISSION.

          (*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.



Exhibit A


JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments there-to) with respect to the Common Stock, par value $1.00 per share, of CalMat Co. that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of December, 1998.


                                  MARIO J. GABELLI


                                  By:____________________________
                                     James E. McKee
                                     Attorney-in-Fact


                                   GABELLI FUNDS, INC.


                                   By:_________________________
                                      James E. McKee
                                      General Counsel

                                   GAMCO INVESTORS, INC.


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President

                                   GABELLI SECURITIES, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary


                                   GABELLI & COMPANY, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary


                                   GABELLI PERFORMANCE
                                   PARTNERSHIP, L. P.


                                   By:_________________________
                                      MJG Associates, Inc.,
                                      General Partner
                                      by: Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GLI, INC.


                                   By:_________________________
                                      Mario J. Gabelli
                                      Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI ASSOCIATES FUND


                                   By:_________________________
                                      Gabelli Securities, Inc.,
                                      General Partner
                                      by: James E. McKee
                                          Secretary



                                   GABELLI ASSOCIATES LIMITED


                                   By:_________________________
                                      Gabelli Securities,Inc.,
                                      Investment Manager
                                      by: James E. McKee
                                          Secretary


                                   GABELLI & COMPANY, INC.
                                   PROFIT SHARING PLAN


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Trustee



                                   GABELLI INTERNATIONAL LIMITED


                                   By:_________________________
                                      Mario J. Gabelli, Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI INTERNATIONAL II LIMITED


                                   By:_________________________
                                      Mario J. Gabelli, Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   LYNCH CORPORATION


                                   By:________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact




                                   SPINNAKER INDUSTRIES, INC.


                                   By:_________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   WESTERN NEW MEXICO


                                   By:____________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact




                                   ALCE PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Secretary




                                   GABELLI MULTIMEDIA PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Secretary


                                   INTER-COMMUNITY TELEPHONE COMPANY


                                   By:___________________________
                                      Joseph H. Epel, Treasurer
                                      by:  James E. McKee
                                           Attorney-in-Fact




                                   GEMINI CAPITAL MANAGEMENT LIMITED


                                   By:___________________________
                                      Marc J. Gabelli
                                      President
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   GABELLI FOUNDATION, INC.


                                   By:__________________________
                                      Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   MARC J. GABELLI



                                   By:_____________________________
                                      James E. McKee
                                      Attorney-in-Fact

                                   GABELLI ADVISERS, INC.



                                   By:___________________________
                                      James E. McKee
                                      Secretary




                                   GABELLI FUND, LDC



                                   By:__________________________
                                      MJG Associates, Inc.
                                      Investment Manager
                                      by: Mario J. Gabelli
                                          President
                                      by: James E. McKee
                                          Attorney-in-Fact